JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

RECEIVED
2007 DEC 17 A 9:40
OFFICE OF ... CORPORATE ... ...

Direct Number: (216) 586-7314
kjcorrigan@jonesday.com

JP412523:1418885
930210-005011

December 13, 2007

File No. 82-3349

07028665

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, DC 20549

Bespak PLC

SUPPL

Re: ~~Consort Medical plc~~ (formerly named Bespak plc) –
Submission Pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Consort Medical plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

PROCESSED
DEC 20 2007
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

Dw 12/18

CLI-1576409v1

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Ms. Jenny Owen (Consort Medical plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)
Mr. Louis Rorimer (Jones Day – Cleveland) (w/o encl)

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RECEIVED
2007 DEC 17 A 9:40

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
16 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Consort Medical Plc

2. Reason for the notification (please place an X inside the appropriate bracket /s):

An acquisition or disposal of voting rights: ()

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : Transferred to External Fund Manager (X)

3. Full name of person(s) subject to the notification obligation:

BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information.

4. Full name of shareholder(s) (if different from 3.) :
N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):
14 November 2007

6. Date on which issuer notified:
15 November 2007

7. Threshold(s) that is/are crossed or reached:
4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE 0094327	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ord 10p GB0000946276	1,448,117	1,448,117

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,338,708	1,338,708	84,982	4.69%	0.298%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of Expiration Exercise/ Number of voting rights that may % of

financial instrument	Date	Conversion Period/ Date	be acquired if the instrument is exercised/ converted.	voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,423,690	4.988%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Investment Management Limited (voting rights held in this issuer: 4.757%)
2. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.231%)
3. Hermes Assured Limited (included with number 1)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:
See comment in Section 13

11. Number of voting rights proxy holder will cease to hold:
See comment in Section 13

12. Date on which proxy holder will cease to hold voting rights:
See comment in Section 13

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a).

The aggregation is made at the lower threshold of 3% and above because Hermes Equity Ownership Services Limited does not manage investments for the purposes of the investment manager exemption contained in DTR 5.1.5.

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:
Margaret Moss /Valerie Davidson

15. Contact telephone number:
020 7680 2125 / 020 7680 2177

Ends

Consort Medical Plc - Trading Statement

Consort Medical PLC
13 November 2007

Consort Medical plc

- Restructuring and Sale of Milton Keynes Facility
- Trading Update

Consort Medical plc ('Consort Medical' LSE: CSRT), formerly Bespak plc, announces the restructuring of its Inhaled Drug Delivery business following Pfizer's decision last month to exit Exubera(R) inhaled insulin. At that time, and as indicated on 18 October, the Board of Consort Medical estimated that the net effect of the withdrawal from Exubera(R) and the associated restructuring of the business would be to impact the adjusted profit before tax for the year ending 30 April 2009 by approximately £2m. Detailed financial analysis carried out since then allows the Board to conclude that the adjusted profit before tax for the year ending 2009, will only be impacted by £1m following this restructuring.

The Board confirms that it does not expect the withdrawal of Exubera(R) by Pfizer to impact the Company's current year adjusted profit before tax. Trading in the first half ended 27 October 2007 for Consort Medical is in line with the Board's expectations.

The restructuring will involve the eventual closure and subsequent sale of the Milton Keynes facility, which was developed to manufacture the inhaler device for Exubera(R), and the consolidation of Bespak Technologies and Device Services into one business unit at Consort Medical's existing facility in King's Lynn, Norfolk.

There will be a phased relocation of certain programmes to King's Lynn over the next 12 months, and the Milton Keynes site will be rationalised to Exubera(R) device production capacity until the future of this drug is clarified. The cost of continued Exubera(R) device production is anticipated to be borne by Nektar Therapeutics. The restructuring is ultimately expected to result in the redundancy of approximately 165 staff members. The accounting treatment for closure of the site is detailed below.

Consort Medical will announce its interim results on 12 December 2007.

Accounting Treatment

Exceptional Charges

The book value of the Milton Keynes site is £11m. Net sale proceeds are expected to be approximately £7m, and there will therefore be an exceptional charge of £4m in relation to land and buildings. Other exceptional charges in relation to the restructuring, including plant and equipment write-downs, stock write-offs and severance costs, are expected to total no more than £10m; the Group anticipates that it will recover a significant proportion of this from Nektar Therapeutics.

Cash Impact

The cash impact of the restructuring, comprising severance costs, relocation costs, contract termination costs and associated professional fees, is expected to be approximately £6m. We would anticipate recovering a significant proportion of these costs from Nektar Therapeutics. Taking into account the expected proceeds of the sale of the Milton Keynes site of approximately £7m the overall cash effect is expected to be positive.

Mark Throdahl, Consort Medical's Chief Executive, said: 'While we regret the impact of this restructuring on our workforce in Milton Keynes, we believe the action we are taking underpins our long-term expectations for the business. Consort Medical has exciting opportunities in asthma inhaler valves, dose counters, and airway management products. This restructuring will bring greater

stability to our sales and earnings trajectory and make Consort Medical a stronger company.'

For further information please contact:

Consort Medical plc
Mark Throdahl, Chief Executive Tel: +44 (0) 1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Consort Medical is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals and emergency medicine.

Consort Medical develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks and circuits, laryngeal tubes, and emergency medicine breathing equipment. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE:CSRT).

Consort Medical Plc - Holding(s) in Company

Consort Medical PLC
08 November 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Consort Medical Plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: ()

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): Transferred to External Fund Manager (X)

3. Full name of person(s) subject to the notification obligation:

   BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme. See Section 9 for further information.

4. Full name of shareholder(s) (if different from 3.) :

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   1 November 2007

6. Date on which issuer notified:

   7 November 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE 0094627	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ord 10p GB0000946276	2,160,089	2,160,089

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0000946276	1,448,117	1,338,708	109,409	4.690%	0.384%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
1,448,117	5.074%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions Management Limited. Hermes Pensions Management Limited is the parent undertaking of:

1. Hermes Equity Ownership Services Limited (voting rights held in this issuer: 0.231%)
2. Hermes Investment Management Limited (voting rights held in this issuer: 4.843%)
3. Hermes Assured Limited (included with number 2)

Please see Section 13 for further information.

Proxy Voting:

10. Name of the proxy holder:

See comment in Section 13

11. Number of voting rights proxy holder will cease to hold:

See comment in Section 13

12. Date on which proxy holder will cease to hold voting rights:

See comment in Section 13

13. Additional information:

Hermes Equity Ownership Services Limited hold the voting rights under a standing proxy contained in services agreements for the provision of corporate governance services to various underlying clients.

Hermes Investment Management Limited hold the voting rights under a standing proxy contained in investment management agreements with various underlying clients, which includes all the shares owned directly by BT Pension Scheme.

All voting rights held on behalf of the above entities are aggregated for the purposes of DTR 5.2.1(a) and disclosed pursuant to DTR 5.1.5

This disclosure is made by BT Pension Scheme Trustees Limited, which is the ultimate parent undertaking for the purposes of DTR 5.2.1(e).

14. Contact name:

Valerie Davidson/Margaret Moss

15. Contact telephone number:

020 7680 2177 / 020 7680 2125

investegate

Consort Medical Plc - Rule 2.10 Announcement

Consort Medical PLC
08 November 2007

Consort Medical PLC

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Consort Medical plc confirms that it now has 28,542,737 ordinary shares of 10 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0000946276.

A further announcement will be made if appropriate.

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Consort Medical Plc - Blocklisting

Consort Medical PLC
05 November 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc

2. Name of scheme: Bespak 2002 Executive Share Option Scheme

3. Period of return: From 02 May 2007 to 3 November 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 1,000,000 ordinary shares

5. Number of shares issued/allotted under scheme during period: 42,160

6. Balance under scheme not yet issued/allotted at end of period: 724,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 1,000,000 ordinary on 2nd December 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,541,273

Contact for queries: Jenny Owen, Company Secretary
Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen

Telephone: 01908 525211

For more information on Consort Medical please visit our Website at www.consort medical.com

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Consort Medical Plc - Rule 2.10 Announcement

Consort Medical PLC
31 October 2007

CONSORT MEDICAL PLC ('CONSORT MEDICAL')

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Consort Medical plc confirms that it now has 28,541,273 ordinary shares of 10 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0000946276.

A further announcement will be made if appropriate.

This information is provided by RNS
The company news service from the London Stock Exchange

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Consort Medical Plc - Blocklisting

Consort Medical PLC
29 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Consort Medical plc

2. Name of scheme: Bespak 1996 Company Share Option Scheme

3. Period of return: From 26 April 2007 to 25 October 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 11,141

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: 11,141

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,540,907

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen, Company Secretary

Telephone: 01908 525211

For more information on Consort Medical please visit our Website at www.consort medical.com

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Consort Medical Plc - Blocklisting Interim Review

Consort Medical PLC
22 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc (now Consort Medical plc)

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 23 April 2007 to 22 October 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: Nil

5. Number of shares issued/allotted under scheme during period: Nil

6. Balance under scheme not yet issued/allotted at end of period: Nil

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,540,907

Contact for queries: Jenny Owen

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Jenny Owen Company Secretary

Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

Consort Medical Plc - Statement re Exubera

Consort Medical PLC
18 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION (INCLUDING THE UNITED STATES) WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE LAWS OF SUCH JURISDICTION

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

18 October 2007

CONSORT MEDICAL PLC ('CONSORT MEDICAL' OR THE 'COMPANY'), FORMERLY BESPAK PLC

The Board of Consort Medical plc has noted that Pfizer has decided to exit Exubera(R) inhaled insulin. This decision follows the reduction in production levels previously disclosed by the Company in its announcement dated 27 June 2007.

It is expected that the closure of the Exubera(R) production line will not impact the Company's current year adjusted* profit before tax. Furthermore, the Board estimates that the net impact of the withdrawal from Exubera and associated restructuring of the business will impact the adjusted* profit before tax for the Company's next financial year by approximately £2 million.

Due to the diversity of the Group's product offerings in both its inhaled drug delivery and anaesthesia segments, the Board remains confident of the Group's ability to achieve its longer term goals.

* Adjusted for special items

Bespak PLC - Change of Name

Bespak PLC
05 October 2007

ADOPTION OF NEW NAME FOR BESPAK PLC

With effect from 3rd October, Bespak, a leader in medical devices for inhaled drug delivery and anaesthesia has changed its name from Bespak plc to Consort Medical plc.

The Company announced its plan to change its name earlier this year and gained shareholder approval for the change at its Annual General Meeting at the end of September.

As the name change applies only to the Company, the familiar Bespak & King Systems brands will continue to exist in their respective market segments. The Bespak brand name will be retained in the Inhaled Drug Delivery business segment which designs and manufactures metered-dose and dry powder inhalers. The King Systems brand, recognised widely in the US, will remain for the division that designs and manufactures breathing circuits, masks and laryngeal tubes.

Commenting on the name change, Mark Throdahl, Consort Medical's Chief Executive, said:

'During recent years the group has grown in both size and focus to become a leading provider of medical devices. The name 'Consort Medical' conveys our belief that partnerships with customers, whether they be pharmaceutical companies or physicians, are critical to our continued success.'

ENDS

For further information please contact:

Consort Medical
Mark Throdahl, Chief Executive Tel: +44 (0)1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Brian Hudspith or Liz Morley Tel: +44 (0)20 7379 5151

Notes for Editors

About Consort Medical plc

Consort Medical plc is a leader in devices for inhaled drug delivery and anaesthesia.

The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals. Consort Medical's companies develop and manufacture metered dose inhaler valves, actuators, compliance-aids, dry powder devices, disposable face masks, breathing circuits and laryngeal tubes.

The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Consort Medical is a public company quoted on the full list of the London Stock Exchange (LSE: BPK). For more information, please visit www.consortmedical.com

Bespak PLC - Blocklisting

Bespak PLC
02 October 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc
2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme
3. Period of return: From 30 March 2007 to 30 September 2007
4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000
5. Number of shares issued/allotted under scheme during period: 2,511
6. Balance under scheme not yet issued/allotted at end of period: 46,593
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records 28,540,907.

Contact for queries: Jenny Owen
Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks.
MK12 5TS

Name of person making return:
Jenny Owen

Telephone: 01908 525211

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Bespak PLC - AGM Statement update

Bespak PLC
26 September 2007

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

26 September 2007

BESPAK PLC ('BESPAK' OR THE 'COMPANY')

On 21 September 2007, Bespak announced that it had received a very preliminary approach which may or may not lead to an offer being made for the Company, and that there could be no certainty that an offer will be made nor as to the terms on which any offer might be made.

The Company notes that the profit forecast contained in the Annual General Meeting statement made earlier today by Bespak was not made in accordance with the provisions of the Takeover Code. Given the difficulty inherent in reporting in accordance with the provisions of the Takeover Code on a profit forecast covering a period of five years from the year ended 29 April 2006, in the event that any formal offer is made for Bespak, the documentation to be sent to shareholders in connection with any offer will include a profit forecast for the year ending 3 May 2008 in compliance with Rule 28 of the Takeover Code.

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Bespak PLC - Result of AGM

Bespak PLC
26 September 2007

Bespak plc

Result of Annual General Meeting

At today's Annual General Meeting of Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia, all resolutions were duly approved.

This information is provided by RNS
The company news service from the London Stock Exchange

Bespak PLC - AGM Statement

Bespak PLC
26 September 2007

Bespak plc

Annual General Meeting

John Robinson, Chairman of Bespak plc will today confirm at the Annual General Meeting an excellent performance over the year.

'After two years of profit growth in excess of 20%, the Company remains on target to double 2005/6 profit before tax within five years. In setting this target we recognize that profit growth will be irregular and do not expect steady linear progress toward our goal.

'As announced in our interim management statement, trading is in line with the Board's expectations. The Company has completed a consultation process with 160 employees at its Milton Keynes site, and this has resulted in 53 redundancies and the elimination of 49 temporary positions.

'The Company will propose a Resolution today at the AGM for the change of the name of the Company to Consort Medical plc. This name change reflects the company's strategy to focus on medical devices. The Bespak brand name will be retained in the Inhaled Drug Delivery business segment and the King Systems brand in the anaesthesia segment.'

For further information, please contact:

Bespak plc — Tel: +44 (0) 1908 525 240
Mark Throdahl - Chief Executive
Jon Glenn - Finance Director

Maitland — Tel: +44 (0) 207 379 5151
Brian Hudspith Liz Morley

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Bespak PLC - AGM Statement

Bespak PLC
26 September 2007

Bespak plc

Annual General Meeting

John Robinson, Chairman of Bespak plc will today confirm at the Annual General Meeting an excellent performance over the year.

'After two years of profit growth in excess of 20%, the Company remains on target to double 2005/6 profit before tax within five years. In setting this target we recognize that profit growth will be irregular and do not expect steady linear progress toward our goal.

'As announced in our interim management statement, trading is in line with the Board's expectations. The Company has completed a consultation process with 160 employees at its Milton Keynes site, and this has resulted in 53 redundancies and the elimination of 49 temporary positions.

'The Company will propose a Resolution today at the AGM for the change of the name of the Company to Consort Medical plc. This name change reflects the company's strategy to focus on medical devices. The Bespak brand name will be retained in the Inhaled Drug Delivery business segment and the King Systems brand in the anaesthesia segment.'

For further information, please contact:

Bespak plc Tel: +44 (0) 1908 525 240
Mark Throdahl - Chief Executive
Jon Glenn - Finance Director

Maitland Tel: +44 (0) 207 379 5151
Brian Hudspith Liz Morley

investegate

Bespak PLC - Stmnt re Share Price Movement

Bespak PLC
21 September 2007

BESPAK PLC ('BESPAK' OR THE 'COMPANY')

The Board of Bespak notes the recent movement in its share price and confirms that it has received a very preliminary approach which may or may not lead to an offer being made for the Company.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the 'Code'), Bespak confirms that it has 28,540,907 ordinary shares of 10 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB0000946276.

There can be no certainty that an offer will be made nor as to the terms on which any offer might be made.

A further announcement will be made in due course.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Bespak, all 'dealings' in any 'relevant securities' of Bespak (including by means of an option in respect of, or a derivative references to, any such 'relevant securities') must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Bespak they will be deemed to a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Bespak by the potential offeror or Bespak or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.takeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Takeover Panel.

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Bespak PLC - Director/PDMR Shareholding

Bespak PLC
19 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(both)

3. Name of person discharging managerial responsibilities/director

John Robinson (Chairman)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Notification relates to a person connected with the directors named in 3 above:

Doreen Robinson

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Doreen Robinson

8. State the nature of the transaction

   PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   4,229

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.0105%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £6.24 PER SHARE

14. Date and place of transaction

    17 September 2007
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    4229 ORDINARY SHARES (0.0105%)

16. Date issuer informed of transaction

    17 September 2007

    If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

COMPANY SECRETARY

Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN

Date of notification

19 September 2007

investegate

Bespak PLC - Director/PDMR Shareholding

Bespak PLC
19 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(both)

3. Name of person discharging managerial responsibilities/director

John Robinson (Chairman)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Robinson

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

   4,229

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

    0.0105%

11. Number of shares, debentures or financial instruments relating to shares disposed

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

    N/A

13. Price per share or value of transaction

    £6.24 PER SHARE

14. Date and place of transaction

    17 September 2007
    LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

    12,229 ORDINARY SHARES (0.043%)

16. Date issuer informed of transaction

    17 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

    N/A

18. Period during which or date on which it can be exercised

    N/A

19. Total amount paid (if any) for grant of the option

    N/A

20. Description of shares or debentures involved (class and number)

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

    N/A

22. Total number of shares or debentures over which options held following notification

    N/A

23. Any additional information

    NONE

24. Name of contact and telephone number for queries

    COMPANY SECRETARY
    Name and signature of duly authorised officer of issuer responsible for

making notification

JENNY OWEN
Date of notification
19 September 2007

Bespak PLC - Interim Management Statement

Bespak PLC
14 September 2007

Bespak - Interim Management Statement

Bespak plc, a leader in medical devices for inhaled drug delivery and anaesthesia, issues today its Interim Management Statement for the period, 29 April 2007 to 14 September 2007.

Trading for period has been in line with the Board's expectations with good performances in both our inhaled drug delivery and anaesthesia segments.

On 27 June 2007 we announced that Nektar Therapeutics and Pfizer had revised their short term forecasts for their Exubera(R) inhalation device and as a result we were embarking on a consultation process with our employees involved in its production. We remain in detailed discussions with Nektar on potential strategies to address the short- to medium-term supply of the Exubera(R) inhaler.

On 17 July 2007, we acquired, for a modest consideration, through a newly formed subsidiary company (Integrated Aluminium Components Limited), certain assets of Decorpart Ltd from its administrators. Decorpart produces ferrules used in our metered dose inhaler valves and this acquisition secures the supply chain for our business, and supplies third parties.

The Company will hold its AGM on September 26th 2007 and publish interim results in December 2007.

For further information, please contact:
Bespak plc
Mark Throdahl, Chief Executive Tel: +44 (0) 1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Liz Morley Tel: +44 (0) 207 3795151
Brian Hudspith

This Interim Management Statement is prepared for and addressed only to the Company's shareholders as a whole and to no other person. The Company, its directors, employees, agents or advisers do not accept or assume responsibility to any other person to whom this Interim Management Statement is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. Statements contained in this Interim Management Statement are based on the knowledge and information available to the Company's Directors at the date it was prepared and therefore the facts stated and views expressed may change after that date. By their nature, the statements concerning the risks and uncertainties facing the Company in this Interim Management Statement involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. To the extent that this Interim Management Statement contains any statement dealing with any time after the date of its preparation such statement is merely predictive and speculative as it relates to events and circumstances which are yet to occur. The Company undertakes no obligation to update these forward-looking statements.

About Bespak plc

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable face masks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and a liaison office in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK). For more information, please visit

www.bespak.com

Bespak PLC - Director/PDMR Shareholding

Bespak PLC
03 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(both)

3. Name of person discharging managerial responsibilities/director

PAUL BOUGHTON (Director)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PAUL BOUGHTON

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

4,643

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.016%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£6.45 PER SHARE

14. Date and place of transaction

03 September 2007
LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,000 ORDINARY SHARES (0.066%)

16. Date issuer informed of transaction

03 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

NONE

24. Name of contact and telephone number for queries

COMPANY SECRETARY

Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN

Date of notification
03 September 2007

investegate

Bespak PLC - Director/PDMR Shareholding

Bespak PLC
22 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BESPAK PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Both

3. Name of person discharging managerial responsibilities/director

Mark Throdahl Director

Paul Boughton Director

Jon Glenn Director

Joe Barry PDMR

Keyvan Djamarani PDMR

Chris Hall PDMR

Kevin Burrow PDMR

Jenny Owen Company Secretary

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8. State the nature of the transaction

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16.

N/A

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

21 August 2007

18. Period during which or date on which it can be exercised

21 August 2010 provided the applicable performance criteria have been satisfied

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

Grant of Performance Shares and Share Appreciation Rights (SARS) under the Bespak plc 2005 LTIP in respect of ordinary 10p shares as follows

Name	Status	Performance Shares	SARS
Mark Throdahl	Director	18,000	105,000
Jonathan Glenn	Director	23,500	Nil
Paul Boughton	Director	25,000	Nil
Chris Hall	PDMR	6,500	22,750
Joe Barry	PDMR	12,000	Nil
Keyvan Djamarani	PDMR	11,500	Nil
Kevin Burrow	PDMR	12,500	Nil
Jenny Owen	Company Secretary	10,000	Nil

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£6.61

22. Total number of shares or debentures over which options held following notification

Name	Status	Performance Shares	SARS	Share Options
Mark Throdahl	Director	57,000	276,000	462,000
Jonathan Glenn	Director	49,500	Nil	Nil
Paul Boughton	Director	68,000	Nil	Nil
Chris Hall	PDMR	25,000	42,250	82,000
Joe Barry	PDMR	24,000	Nil	Nil
Keyvan Djamarani	PDMR	34,500	Nil	16,500
Kevin Burrow	PDMR	12,500	Nil	Nil
Jenny Owen	Company Secretary	16,000	Nil	Nil

23. Any additional information

NONE

24. Name of contact and telephone number for queries

Jenny Owen
COMPANY SECRETARY
Tel 01908 525211

Name and signature of duly authorised officer of issuer responsible for making notification

JENNY OWEN
Date of notification
22 August 2007

investegate

Bespak PLC - Annual Information Update

Bespak PLC
20 August 2007

Bespak plc

Annual Information Update

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the 12 months up to and including 20 August 2007.

The following announcements have been made via RNS, a Regulatory Information Service.

Date of Announcement	Regulatory Headline
21 August 2006	Director/PDMR Shareholding
22 August 2006	Holdings in Company
23 August 2006	Holdings in Company
29 August 2006	Annual Reports & Accounts
30 August 2006	Holdings in Company
31 August 2006	Directorate Change
7 September 2006	Price Monitoring Extension
8 September 2006	Director/PDMR Share Holdings
12 September 2006	Annual Report
20 September 2006	Annual Return
28 September 2006	AGM Statement
28 September 2006	Results of AGM
29 September 2006	Blocklisting
2 October 2006	Director/PDMR Shareholdings
20 October 2006	Director/PDMR Shareholdings
23 October 2006	Blocklisting
25 October 2006	Blocklisting
6 November 2006	Blocklisting
6 November 2006	Holdings in Company
7 November 2006	Trading Statement
6 December 2006	Holdings in Company
22 December 2006	Total Voting Rights
27 December 2006	Holdings in Company
3 January 2007	Holdings in Company
18 January 2007	Interim Results
24 January 2007	Blocklisting
13 February 2007	Holding in Company
19 February 2007	Holding in Company
26 February 2007	Holding in Company
9 March 2007	Director Declaration
15 March 2007	Holding in Company
2 April 2007	Blocklisting
10 April 2007	Holding in Company
16 April 2007	Acquisition
24 April 2007	Holding in Company
25 April 2007	Blocklisting
26 April 2007	Blocklisting
3 May 2007	Trading Statement
4 May 2007	Blocklising Review
27 June 2007	Exubera Update
9 July 2007	Holding in Company
10 July 2007	Holding in Company
11 July 2007	Final Results
25 July 2007	Blocklisting
10 August 2007	Holdings in Company

In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulation, we confirm that to the best of our knowledge, information relating to 'Holdings in Company', 'Directors' Shareholdings' and 'Director/PDMR Shareholdings' is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to

changing circumstances.

Details of all regulatory announcements for Bespak plc can be found on the prices page of the London Stock Exchange website at www.londonstockexchange.com and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS.

The Company has also made the following filings with Companies House:

Date of Filing	Document filed
7 September 2006	Appointment of Director
12 September 2006	Appointment of Director
26 September 2006	Return of Allotment of Shares
03 October 2006	Resignation of Directors
31 October 2006	Return of Allotment of Shares
10 November 2006	Return of Allotment of Shares
11 November 2006	Changes to Articles of Association
04 December 2006	Return of Allotment of Shares
06 December 2006	Return of Allotment of Shares
14 December 2006	Return of Allotment of Shares
22 December 2006	Return of Allotment of Shares
03 January 2007	Return of Allotment of Shares
10 January 2007	Annual Report
15 January 2007	Return of Allotment of Shares
25 January 2007	Return of Allotment of Shares
25 January 2007	Return of Allotment of Shares
05 February 2007	Return of Allotment of Shares
08 February 2007	Return of Allotment of Shares
13 February 2007	Return of Allotment of Shares
26 February 2007	Return of Allotment of Shares
09 March 2007	Return of Allotment of Shares
15 March 2007	Return of Allotment of Shares
04 April 2007	Return of Allotment of Shares
12 April 2007	Return of Allotment of Shares
01 May 2007	Return of Allotment of Shares
10 May 2007	Return of Allotment of Shares
04 June 2007	Return of Allotment of Shares
13 June 2007	Return of Allotment of Shares
10 July 2007	Return of Allotment of Shares

Copies of these documents can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

Further information is available regarding the Company and its activities on its website at www.bespak.com.

The Bespak plc Annual Report 2006 and the AGM circular was filed with the UKLA Document Viewing Facility in August 2006 and can also be found on the Company's website or on application to the Company Secretary. The Bespak plc Annual Report 2007 and AGM Circular will be posted on or about 26th August 2007 and will also be posted on the Company's website and will be available from the Company Secretary upon application.

Jenny Owen
Company Secretary
01908 525211

20 August 2007

Bespak PLC - Holding(s) in Company

Bespak PLC
16 August 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Legal & General Group plc 1,145,759
   Legal & General investment Management (Holding) Limited 997,301
   Legal & General Assurance (Pensions Management) Limited 997,301

5. Number of shares/amount of stock acquired

   135,005 ordinary 10p shares

6. Percentage of issued class

   0.473%

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    8 August 2007

11. Date Company informed

    16 August 2007

12. Total following this notification

    1,145,759

13. Total percentage holding of issued class following this notification

    4.01%

14. Any additional information

    Figures are based on shares in issue of 28,504,247

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211

Date of Notification 16 August 2007

investegate

Bespak PLC - Blocklisting

Bespak PLC
25 July 2007

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 25 January 2007 to 24 July 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 144,859

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 15,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 28,504,247

Contact for queries: Jenny Owen, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS.

Name of person making return: Jenny Owen

Telephone: 01908 525211

ENDS

investegate

Bespak PLC - Final Results

Bespak PLC
11 July 2007

Preliminary Results for the Year Ending 28 April 2007

A Year of Outstanding Growth

Bespak plc (LSE: BPK), a leader in devices for inhaled drug delivery and anaesthesia, today announces its preliminary results for the 52 weeks ended 28 April 2007.

Highlights

- Revenue up 44% to £126.5m (2006: £87.6m)
- 25% organic revenue growth from Inhaled Drug Delivery with sales of £95.7m (2006: £76.5m)
- Profit before tax and special items up 24% to £17.4m (2006: £14.0m), despite weakening US dollar
- Profit before tax up 10% to £15.7m (2006: £14.3m)
- Adjusted* earnings per share up 18% to 44.3p (2006: 37.4p)
- Cash generated from operations up 84% to £32.7m (2006: £17.8m)
- Final dividend maintained at 12.1p (2006: 12.1p)
- Acquired 51% of Emergent Respiratory Products as part of 2-step acquisition
- Proposed name change from Bespak plc to Consort Medical plc

Commenting on the results, Mark Throdahl, Bespak plc Chief Executive, said:

'Bespak has had another year of outstanding growth with the business continuing to perform well. Our expanding product portfolio is reducing our dependence on big pharma development programmes, and we are confident in achieving our plan to double the Company's profits within five years.'

* Adjusted for amortisation of intangibles and discontinued operations

For further information, please contact:

Bespak plc
Mark Throdahl, Chief Executive Tel: +44 (0) 1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Liz Morley
Brian Hudspith Tel: +44 (0) 20 7379 5151

Summary

In the financial year ending 28 April 2007, Bespak made good financial and strategic progress toward its target of doubling profit before tax within five years. During the year Bespak withdrew from the loss-making Consumer Dispensers business and in April 2007 acquired a 51% stake in Emergent Respiratory Products, further focusing the Company on higher growth, higher margin markets and adding another growth platform to the Anaesthesia business segment.

Performance

Revenue increased 44% to £126.5m (2006: £87.6m), of which 25% was organic growth achieved by Bespak's Inhaled Drug Delivery business segment. Growth in operating profit was 33%, and profit before tax and special items increased 24% to £17.4m (2006: £14.0m). Profit before tax was £15.7m (2006: £14.3m). Earnings per share increased 18% to 44.3p (2006: 37.4p), adjusted for amortisation of intangibles and discontinued operations.

This performance reflected record inhaler valve sales, the first full year of the King Systems acquisition, and strong sales of the inhaler for Pfizer's Exubera(R) powdered insulin.

The Board has proposed a final dividend of 12.1p per share (2006: 12.1p), making a full year dividend of 19.1p per share (2006: 19.1p). Operating cash flow increased 84% to £32.7m (2006: £17.8m). Net debt at 28 April decreased to £18.2m (2006: £27.8m), reflecting a reduction in the borrowings that were necessary to finance the King Systems acquisition.

Outlook

After a year of 24% profit growth in 2007, Bespak remains on target to double 2005/06 profit before tax within five years. In setting this target, we recognise that profit growth will be irregular and do not expect steady, linear progress toward our goal. Accordingly, the Board expects that progress in 2007/08 will be broadly flat as the sale of valves for ozone-depleting CFC formulations further declines in the US and Exubera(R) inhaler production declines following launch stock manufacture. The Company continues to evaluate acquisition opportunities that will build on its anaesthesia platform.

Operating Review

In January of this year, we announced a goal to double 2006 pre-tax profit within five years. This will be achieved through a strategy of organic growth from multiple products, selective acquisitions, and the further development of competencies in Six Sigma manufacturing, proprietary project management techniques, and a high-performance culture.

In 2007 all the elements of this strategy contributed to our strong performance. Both business segments generated record financial results, savings from Six Sigma increased substantially, our project management techniques contributed to winning five new multi-year Device Service programmes, and the Company continued to make progress with its cultural transformation.

Inhaled Drug Delivery Segment

Bespak is the world's leading producer of inhaler valves by value. Valves are the most technically complex element in a metered dose inhaler, and they are critical to delivering consistent doses to patients. Bespak has completed the development of more dry powder inhaler programmes and now manufactures more of these devices than any other company.

Fuelled by the increasing prevalence and improved diagnosis of asthma and chronic obstructive pulmonary disease, 2007 saw record sales of valves and dry powder inhalers. The transition in the US market to the ozone-friendly chlorofluorocarbon (CFC)-free inhaler formulations progressed faster than anticipated, and to date our customers have gained a majority share of the US CFC-free market for albuterol, which accounts for 50% of the US valve market. Sales of the Diskus(TM) device for Advair(R) were also strong, and Bespak was awarded a significant expansion of its Diskus(TM) capacity for the new indication of Advair(R) for chronic obstructive pulmonary disease. Advair(R) is the second largest prescription drug in the world. Sales also benefited from the first full year's production of the Exubera(R) inhaled insulin device, which significantly exceeded our expectations in inventory build-up prior to launch.

The Bespak Technologies division has developed a range of metering valves now used on 30, or about two-thirds, of CFC-free inhaler formulations and has been selected for trial in more than 50 other drug development programmes. As these programmes roll out we are confident that our valve market share will grow from the low 40% range to around half of the world market.

The Company has also taken an early leadership position in dose counters which indicate the number of doses left in an inhaler. Dose counters are an emerging market with unit prices approximately twice that of valves and are now mandatory on all new metered dose inhaler drugs approved in the US. Bespak's new dose counter is under active evaluation by a number of pharmaceutical companies, and we believe that we have more programmes than any of our competitors. It is expected that successful conclusion of these trials will lead to launch of dose

counter products in the critical US market in Bespak's 2008/9 financial year. Bespak has two designs, one developed in-house and the other licensed through a partnership with Bang & Olufsen Medicom.

The Device Services division provides a range of development, industrialisation and manufacturing services which enable customers to market their own patented designs of dry powder inhalers and other speciality devices. The Group invoices its customers for product development work during the clinical trial stages and subsequently is specified in the drug filing as the manufacturer of the device. Given the significant investments made by both parties, Bespak typically manufactures the device for as long as the drug is marketed.

Bespak's Device Services division has a portfolio of 15 drug delivery programmes, of which five are new programmes won this year, five more are already in development, and five are already marketed. Significantly, two of the five new programmes are projects at two of the world's largest pharmaceutical companies-one an early-stage and the other a late-stage opportunity. In addition, SOSEI Co. Ltd. awarded Bespak the development of a sublingual spray device for pain management, and Glide Pharma is working with the Company on its Glide Solid Dose Injector technology.

Following the ramp-up in inventory prior to Exubera's launch this year, we have received a reduced demand forecast. In June we embarked on a consultation process with employees involved in the production of the Exubera(R) inhaler. This is expected to produce a significant number of redundancies among the 160 employees engaged in producing the device at our Milton Keynes facility. One-off costs for this will be covered by the customer. Sales of Exubera(R) inhalers over the short- to medium-term are uncertain, and we continue to be in close contact with the customer on future requirements. Due to our diversification both of the Device Services portfolio and of the Company, we are not dependent on Exubera(R) sales to attain our five-year growth goals.

Bespak's Inhaled Drug Delivery segment has the potential to grow substantially over the next five years. This growth will require significant new manufacturing capacity, and the Board is considering expansion plans for products currently in development.

Anaesthesia Segment

Sales in 2007 were £31m, driven by growing demand for the Company's proprietary airway management devices. These include three growth platforms: patented breathing circuits, which connect a patient to a mechanical ventilator; laryngeal tubes, which are placed in the patient's airway and are connected to the breathing circuit; and the AIRTRAQ(R) disposable laryngoscope.

Bespak entered the anaesthesia and respiratory care space with the acquisition of King Systems in December 2005. The integration of King Systems was completed in 2007, and its management team was strengthened with the addition of new personnel in Sales Management and Finance. A new European general manager for King Systems has been appointed.

King Systems won two significant Group Purchasing Organisation contracts, with Health Trust Purchasing and Ascension Health. Three important new products were added: the KING LTS-D(TM) laryngeal tube, ErgoMask(TM), and AIRTRAQ(R), the world's first disposable optical laryngoscope. These products have considerable potential not only in the hospital market, but also in emergency medicine.

In April 2007 Bespak announced the two-step acquisition of Emergent Respiratory Products of Irvine, California, with an initial investment of $3m. Emergent sells specialty breathing machines and related devices used in the early treatment of patients experiencing breathing difficulty from conditions such as congestive heart failure. Emergent is one of three suppliers of continuous positive airway pressure products, a rapidly growing embryonic market in the US. Emergent's product is unique in that it features a valve that only delivers air to patients when they inhale, therefore preserving the limited supply of oxygen that ambulances are able to carry.

Emergent is highly complementary to King Systems. Bespak's initial investment will fund the expansion of Emergent's pre-hospital sales organisation and expand the Company's access to the growing emergency medicine market, where King Systems' existing airway management products have considerable potential.

Acquisition Strategy

Bespak's corporate development effort is focused on building our Anaesthesia business, where King Systems already has leading share positions. This is a fragmented global market with many opportunities. Our goal is to build this

segment to a size comparable to Inhaled Drug Delivery and generate synergies with King Systems' existing marketing and supply-chain infrastructure.

Proposed name change

Last year's closure of the Consumer Dispensers division removed Bespak's last association with the packaging industry. We are now focused on medical devices for inhaled drug delivery and anaesthesia. At the Annual General Meeting in September a resolution will be proposed to change the Company's name to Consort Medical plc.

Financial Review

Trading

Revenue increased by 44% to £126.5m (2006: £87.6m), growth coming from both of the Group's business segments, including aerosol valves, Diskus(TM), and for the first time, full-scale production of the Exubera(R) device.

Operating profit before special items increased by 33% to £19.5m (2006: £14.7m) which included a full year's contribution from the acquisition of King Systems Corporation. Excluding the effect of the acquisition, operating profit before special items increased by 15% on sales that increased by 25%.

Profit before tax and special items (adjusted PBT) increased 24% to £17.4m (2006: £14.0m)

In August 2006 we announced the closure of the Consumer Dispensers division and this was completed during the year. Certain of the assets were sold and the closure costs and asset write downs, net of the sale proceeds, were £2.1m. The cash impact of the withdrawal was positive by £0.4m.

During the year we impaired to zero our investment in Bull Rubber Ltd. Historically, Bull Rubber was a key rubber supplier for our CFC valves. With the conversion to CFC-free propellants the investment is no longer appropriate and it is planned to divest the shareholding in the near future. An impairment charge of £0.2m appears in the profit and loss account.

After special items, profit before tax increased 10% to £15.7m (2006: £14.3m).

The acquisition of King Systems Corporation was financed principally by debt, such that there is a net finance cost (including the pension scheme costs) of £1.8m (2006: £0.7m). The financing expense has been partly fixed in the medium term with an interest rate swap.

Earnings per share

Earnings per share increased 18% to 44.3p (2006 37.4p), as adjusted for amortisation of intangibles and discontinued operations. Earnings per share on an unadjusted basis were 34.8p (2006 37.9p).

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2006: 12.1p), such that the total dividend for the year amounts to 19.1p (2006: 19.1p). This remains a sector-leading dividend yield. The final dividend will be paid on 26 October 2007 to shareholders on the register on 5 October 2007. Dividend cover, based on earnings before special items, increased to 2.3 times (2006: 1.9 times).

Goodwill and intangible assets

Upon acquisition of King Systems Corporation, intangible assets were capitalised and are now being amortised over their useful lives. Goodwill, being the difference between purchase consideration and net assets (including intangible assets), was required to be capitalised and not amortised. At the year end, the carrying value of goodwill (£35.8m) and intangible assets (£12.0m) were reviewed and no impairment was required.

Cash Flow

Having assumed debt to finance the King Systems acquisition greater emphasis is now being placed on efficient cash management. Cash generated from continuing operations was particularly strong, increasing by 84% to £32.7m (2006: £17.8m).

There was a cash outflow of £5.9m for the final deferred consideration payment due on the acquisition of King Systems Corporation, $3m (£1.6m) for the purchase

of 51% of Emergent Respiratory Products together with a cash outflow of £1.8m reflecting additional payments agreed with the Trustees to fund the deficit in the defined benefit pension scheme. Notwithstanding these payments together with the dividend of £5.4m there was a net cash inflow of £2.8m.

Capital Expenditure

Capital expenditure of £7.9m (2006:£4.5m) exceeded depreciation for the continuing business of (£6.7m) by £1.2m. Going forward, capital expenditure is expected to be approximately two times depreciation as we invest in additional valve capacity, dose counter infrastructure and new facilities to accommodate the growing customer base.

Acquisitions

On 13th April we announced the first step of a two-stage acquisition of Emergent Respiratory Products. We have acquired 51% of the share capital of Emergent and will acquire the remaining 49% at a pre determined multiple of profits between 2009 and 2011 at an estimated cost of $15m - $18m (subject to a maximum deferred consideration of $35m).

The Emergent business is highly complementary to that of King Systems and the structure of the transaction allows for considerable financial upside with limited risk or exposure.

Emergent will be treated as an associate, as Bespak does not have ultimate control of the business. Furthermore, as the results for the 18 days of ownership during the year are not material, no profit/loss has been taken in the period to 28 April 2007.

Treasury

At the year end, the Group had net debt of £18.2m (2006: £27.8m) and undrawn committed facilities of £22.3m (2006: £25.5m).

Transactions in foreign currencies are matched wherever possible and the net position is hedged using forward contracts. A significant proportion of operating and intangible assets are denominated in US dollars, which are largely matched by US dollar borrowings, thereby hedging the balance sheet exposure. Translation effects of exchange rate movements on the income statement are not hedged.

The significant weakening of the US dollar during the year has had an impact on the results of King Systems, however as there is not a full year comparative, a constant exchange analysis has not been prepared.

The average rate of exchange between sterling and the US dollar was 1.91 (2006: 1.78), the year end rate of exchange was 2.0 (2006: 1.82).

Pensions

Bespak operates a defined benefit pension scheme in the UK that is closed to new employees, who are eligible to join a defined contribution pension scheme.

As at 28 April 2007, the deficit was £10.8m under IAS 19 (2006:£12.0m) and the Company will continue to make additional annual contributions of £1.8m in agreement with the Trustees to settle the deficit. During the year an extensive review of the defined benefit scheme was performed by the Company, and the Company and the Trustees are currently in consultation over proposals that will accelerate the settlement of the deficit and thereby reduce the exposure of the Company to the Scheme going forward.

International Financial Reporting Standards

These results for the 52 weeks ended 28 April 2007 are prepared under International Accounting Standards and International Financial Reporting Standards (IFRS) as adopted by the European Union. There have been no new standards during the year that have impacted the results of the Group.

Tax

The underlying tax charge on profit before tax and special items of 28% (2006: 27%) has benefited from utilisation of prior year US losses. These losses have now been fully utilized so the effective tax rate will increase next year.

After the non-cash tax credit of £0.7m (2006: £0.3m) on the amortisation of acquired intangible assets, the overall tax charge is 27% (2005: 25%). The tax

charge last year reflected the nil tax charge on the exceptional credit.

About Bespak plc

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and disposable airway management products for critical care settings in hospitals.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable face masks, breathing circuits and laryngeal tubes. The Group has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and a liaison office in Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com

Consolidated Income Statement
For the 52 weeks ended 28 April 2007

	Notes	2007 Before special items £000	2007 Special items (note 3) £000	2007 Total £000	2006 Before special items £000	2 Spec it (note £
Continuing operations						
Revenue	2	126,480	-	126,480	87,560	
Operating expenses		(106,955)	(1,752)	(108,707)	(72,815)	
Operating profit	2	19,525	(1,752)	17,773	14,745	
Finance income		601	-	601	825	
Finance expense		(2,017)	-	(2,017)	(1,030)	
Other finance costs	4	(433)	-	(433)	(501)	
Share of post tax (losses)/profits of associate		(27)	-	(27)	10	
Impairment of investment in associate		(242)	-	(242)	-	
Profit before tax		17,407	(1,752)	15,655	14,049	
Taxation	5	(4,907)	694	(4,213)	(3,860)	
Profit for the financial period from continuing operations		12,500	(1,058)	11,442	10,189	
Loss for the period from discontinued operations	6	(150)	(1,485)	(1,635)	(399)	
Profit for the financial period		12,350	(2,543)	9,807	9,790	
Basic earnings per ordinary share						
Continuing operations	7			40.6p		
Discontinued operations	7			(5.8p)		
Total	7			34.8p		
Diluted earnings per ordinary share						
Continuing operations	7			39.9p		
Discontinued operations	7			(5.7p)		
Total	7			34.2p		
Dividends				£000		
Final dividend paid of 12.1p per share						

(2006: 12.1p)	3,391
Interim dividend paid of 7.0p per share (2006: 7.0p)	1,989
	5,380

Non-GAAP measure:	
Continuing operations	£000
Adjusted profit before tax	17,407
Adjusted profit after tax	12,500
Adjusted earnings per share	44.3p
Adjusted diluted earnings per share	43.6p

Consolidated Balance Sheet at 28 April 2007

	Notes	2007 £000
Assets		
Non-current assets		
Property, plant and equipment		51,608
Goodwill		35,792
Other intangible assets		11,976
Investment in associates		1,555
Deferred taxation		552
		101,483
Current assets		
Inventories		10,453
Trade and other receivables		19,526
Current taxation receivable		-
Cash and cash equivalents		17,274
		47,253
Liabilities		
Current liabilities		
Borrowings	9	(25,829)
Trade and other payables	8	(23,007)
Current taxation payable		(2,085)
Provisions and other liabilities		(886)
		(51,807)
Net current liabilities		(4,554)
Non-current liabilities		
Borrowings	9	(9,625)
Deferred taxation		(5,048)
Defined benefit pension scheme deficit	10	(10,769)
		(25,442)
Net assets		71,487
Shareholders' equity		
Share capital		2,845
Share premium		30,205
Retained earnings		39,841
Other reserves		(1,404)
Total equity	11	71,487

The preliminary financial statements were approved by the Board on 11 July 2007

Consolidated Cash Flow Statement
For the 52 weeks ended 28 April 2007

	Notes	2007 £000	2006 £000
Cash flows from operating activities			
Operating profit from continuing operations		17,773	14,987
Depreciation		6,381	6,423
Amortisation		1,883	750
Impairment credit		-	(438)
Loss/(profit) on disposal of property, plant and equipment		33	(272)
Share based payments		495	410
Increase in inventories		(1,317)	(1,504)
Increase in trade and other receivables		(1,246)	(692)
Increase in trade and other payables		7,821	21
Increase/(decrease) in provisions		1,047	(1,725)
Increase in financial instruments		(138)	(149)
Cash generated from continuing operations		32,732	17,811
Cash flows from discontinued operations	6	45	(13)
Interest paid		(2,166)	(854)
Tax paid		(4,375)	(3,554)
Net cash inflow from operating activities		26,236	13,390
Cash flows from investing activities			
Purchases of property, plant and equipment		(7,347)	(4,129)
Purchases of intangible assets		(203)	(182)
Proceeds from sale of property, plant and equipment		20	3,402
Disposal of fixed asset investments		-	83
Interest received		583	815
Dividend received from associate		-	10
Acquisition of subsidiary (net of cash acquired)		(5,883)	(45,772)
Investment in associate		(1,563)	-
Net cash used in investing activities from continuing operations		(14,393)	(45,773)
Net cash from/(used in) investing activities - discontinued operations	6	356	(205)
Net cash used in investing activities		(14,037)	(45,978)
Cash flows from financing activities			
Net proceeds from issues of ordinary share capital		1,411	403
Equity dividends paid to shareholders		(5,380)	(5,201)
New bank loans raised		-	20,121
Repayment of amounts borrowed		(3,671)	(1,008)
Payments to fund defined benefit pension scheme deficit	10	(1,775)	(9,540)
Net cash (used)/generated in financing activities		(9,415)	4,775
Net increase/(decrease) in cash and short-term borrowings	9	2,784	(27,813)
Effects of exchange rate changes		1,634	932
Cash and short-term borrowings at start of period		(9,466)	17,415
Cash and short-term borrowings at end of period	9	(5,048)	(9,466)
Cash and short-term borrowings consist of:			
Cash and cash equivalents		17,274	9,782
Bank overdrafts and short-term loans		(22,322)	(19,248)
Cash and short-term borrowings at end of period	9	(5,048)	(9,466)

------- -------

Consolidated Statement of Recognised Income and Expense

For the 52 weeks ended 28 April 2007

	Notes	2007 £000	2006 £000
Fair value movements on cash flow hedges		(121)	152
Deferred tax on fair value movements on cash flow hedges		-	(46)
Current tax on fair value movements on cash flow hedges		36	-
Exchange movements on translation of foreign subsidiaries		(1,305)	(331)
Current tax on exchange movements		254	-
Deferred tax on exchange movements		-	99
Deferred tax on share based payments		44	193
Current tax on share based payments		256	-
Actuarial losses on defined benefit pension scheme	10	(106)	(5,040)
Current tax on actuarial losses		-	543
Deferred tax on actuarial losses		32	970
Net loss recognised directly in equity		(910)	(3,460)
Profit for the financial period		9,807	10,322
Total recognised income for the period		8,897	6,862

Notes to the accounts

1. Basis of preparation

The preliminary announcement for the 52 weeks ended 28 April 2007 has been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) at 28 April 2007.

The financial information in this preliminary announcement does not constitute the Company's statutory accounts for the 52 weeks ended 28 April 2007 or the 52 weeks ended 29 April 2006, but is derived from those accounts. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered after the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or s237(3) Companies Act 1985.

2. Segmental information
(a) Revenue from continuing operations

Revenue by business	2007 £000	2006 £000
Inhaled drug delivery	95,694	76,502
Anaesthesia	31,047	11,118
Total revenues	126,741	87,620
Intra-segment sales	(261)	(60)
Revenue	126,480	87,560

Revenue by origin	2007 £000	2006 £000
United Kingdom	95,694	72,568
United States of America	31,047	17,802
Total revenues	126,741	90,370
Intra-segment sales	(261)	(2,810)
Revenue	126,480	87,560

Revenue by destination	2007 £000	2006 £000
United Kingdom	23,614	21,272
United States of America	72,592	41,948
Europe	21,493	17,936
Rest of the World	8,781	6,404
Revenue	126,480	87,560

(b) Operating profit from continuing operations

	2007 £000	2006 £000
Inhaled drug delivery	14,572	13,125
Reallocation of corporate costs (note 6)	-	(399)
Inhaled drug delivery - revised segmental basis	14,572	12,726
Special items	-	901
Inhaled drug delivery after special items	14,572	13,627
Anaesthesia	4,953	2,019
Special items	(1,752)	(659)
Anaesthesia after special items	3,201	1,360
Operating profit before special items	19,525	15,144
Reallocation of corporate costs (note 6)	-	(399)
Revised segmental basis	19,525	14,745
Special items	(1,752)	242
Operating profit after special items	17,773	14,987

(c) Net assets

Net assets by business segment	2007 £000	2006 £000
Continuing operations		
Inhaled drug delivery	49,600	55,218
Anaesthesia	55,862	63,231
Unallocated net liabilities	(33,975)	(54,310)
Total continuing operations	71,487	64,139
Discontinued operations	-	1,925
Net assets	71,487	66,064

Exchange rates	2007	2006
Average rate of exchange - USD	1.91	1.78
Closing rate of exchange - USD	2.00	1.82

3. Special items

	2007 £000	2006 £000
Continuing operations		
Exceptional operating income	-	901
Amortisation of acquisition related intangible assets	(1,752)	(659)

Special items before tax	(1,752)	242
Taxation	694	290
Special items after tax	(1,058)	532
Discontinued operations		
Impairment charge	(873)	-
Plant closure costs	(1,249)	-
Exceptional operating expense	(2,122)	-
Taxation	637	-
Special items after tax	(1,485)	-
Total special items after tax	(2,543)	532

4. Other finance costs

	2007 £000	2006 £000
Expected return on defined benefit scheme assets	2,485	1,657
Interest cost on defined benefit scheme liabilities	(2,657)	(2,041)
Interest net of expected return on plan assets	(172)	(384)
Unwinding of discount on deferred consideration	(261)	(117)
Other finance costs	(433)	(501)

5. Taxation

	2007 £000	2006 £000
UK corporation tax	4,023	3,780
Overseas taxation	321	289
Deferred taxation	(131)	(499)
	4,213	3,570

6. Discontinued operations

	Notes	2007 £000	2006 £000
Revenue		3,269	5,524
Operating expenses		(3,483)	(6,087)
Operating loss	(a)	(214)	(563)
Impairment provisions	(b)	(873)	-
Closure costs	(c)	(1,249)	-
Loss before tax		(2,336)	(563)
Attributable taxation		701	164
Loss after tax from discontinued operations		(1,635)	(399)

(a) The operating loss for the year ended 29 April 2006 as originally disclosed was £962,000. Certain corporate and other costs previously allocated to this business segment amounting to £399,000 have been reclassified into inhaled drug delivery in the segmental analysis for the continuing businesses.
(b) An impairment provision was made against the carrying value of the fixed assets in the consumer dispenser business. The assets were either scrapped or sold during the year.
(c) Closure costs comprise employee severance and other costs associated with the closure.

Cash flows from discontinued operations

	2007 £000	2006 £000
Loss before taxation	(2,336)	(563)
Depreciation	282	649

Impairment provisions	873	-
Decrease/(increase) in inventories	267	(2)
Decrease/(increase) in trade and other receivables	959	(97)
Net cash flows from operating activities	45	(13)
Investing activities - proceeds from sale/(purchase) of property, plant and equipment	356	(205)
Cash flows from discontinued operations	401	(218)

7. Earnings per share

	2007 £000	2006 £000
The calculation of earnings per ordinary share is based on the following:		
Profit for the financial period	9,807	10,322
Profit for the period from continuing operations	11,442	10,721
Add back: Special items after tax	1,058	(532)
Adjusted profit for the financial period	12,500	10,189
Loss for the period from discontinued operations	(1,635)	(399)

	Number	Number
Weighted average number of ordinary shares in issue	28,188,943	27,242,663
Shares owned by Employee Share Ownership Trusts	-	(8,071)
Average number of ordinary shares in issue for basic earnings	28,188,943	27,234,592
Dilutive impact of share options outstanding	455,465	422,960
Diluted average number of ordinary shares in issue	28,644,408	27,657,552

	Pence	Pence
Basic earnings per ordinary share		
Continuing operations	40.6p	39.4p
Discontinued operations	(5.8p)	(1.5p)
Total	34.8p	37.9p
Adjusted earnings per ordinary share		
Continuing operations	44.3p	37.4p
Diluted earnings per ordinary share		
Continuing operations	39.9p	38.8p
Discontinued operations	(5.7p)	(1.5p)
Total	34.2p	37.3p
Adjusted diluted earnings per share		
Continuing operations	43.6p	36.8p

8. Trade and other payables

	2007 £000	2006 £000
Amounts falling due within one year:		
Trade payables	9,915	7,137
Amounts payable to associated companies - trading	157	158
Other taxation and social security	606	692

Other creditors	5,764	3,461
Accruals and deferred income	6,565	3,632
	23,007	15,080

9. Reconciliation of net cash flow to movement in net debt

	Cash and cash equivalents £000	Current borrowings £000	Non-current borrowings £000	Net debt £000
At 30 April 2006	9,782	(23,106)	(14,449)	(27,773)
Cash flow for the period	7,611	(4,827)	-	2,784
Loan repayments included in cash flow for the period	-	3,671	-	3,671
Re-classify from non-current to current borrowings	-	(3,671)	3,671	-
Effect of exchange rate changes	(119)	2,104	1,153	3,138
At 28 April 2007	17,274	(25,829)	(9,625)	(18,180)
Net debt at 28 April 2007 comprises:				
Cash and short-term borrowings	17,274	(22,322)	-	(5,048)
Bank term loan	-	(3,500)	(9,625)	(13,125)
Finance lease obligations	-	(7)	-	(7)
At 28 April 2007	17,274	(25,829)	(9,625)	(18,180)

10. Defined benefit pension scheme deficit

	2007 £000	2006 £000
Pension deficit at start of period	12,002	15,703
Current service costs	2,110	1,537
Expected return on plan assets	(2,485)	(1,657)
Interest cost	2,657	2,041
Actuarial losses	106	5,040
Regular employer contributions	(1,846)	(1,122)
Employer payments to fund deficit	(1,775)	(9,540)
Pension deficit at end of period	10,769	12,002

11. Consolidated statement of changes in shareholders' equity

	2007 £000	2006 £000
Total equity at start of period	66,064	57,998
Total recognised income and expense for the period	8,897	6,862
Recognition of share-based payments	495	410
Proceeds for sale of shares for employee options	1,411	314
Proceeds from release of own shares held	-	88
Equity dividends paid	(5,380)	(5,201)
Issue of share capital	-	5,593
Total equity at end of period	71,487	66,064

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
10 July 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Name of Company

   Bespak plc

2. Name of shareholder having a major interest

   Prudential PLC Group of Companies
   Prudential plc (parent company)
   M & G Group Limited (wholly owned subsidiary of Prudential plc)
   M & G Limited (wholly owned subsidiary of M & G Group Limited)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

Registered Holder	Amount	
Prudential plc		
Nortrust Nominee ltd A/C MHF01	8,295	
Nortrust Nominee ltd A/C MKM01	437,851	
Nortrust NOMS ltd A/C PUQ01	352,565	
PRUCLT HSBC GIS NOM (UK) PAC AC	510,000	
PRUCLT HSBC GIS(UK) PPL AC	120,000	
	1,428,711	5.01%
M & G Group Limited		
NORTRUST NOMINEE ltd MHF01	8,295	
NORTRUST NOMINEE ltd MKM01	437,851	
NORTRUST NOMS ltd A/C PUQ01	352,565	
PRUCLT HSBC GIS NOM(UK) PAC AC	510,000	
PRUCLT HSBC GIS NOM(UK) PPL AC	120,000	
	1,428,711	5.01%
M & G Limited		
NORTRUST NOMINEE LTD A/C MHF01	8,295	
NORTRUST NOMINEE ltd A/C MKM01	437,851	
NORTRUST NOMS LTD A/C MKM01	352,565	
PRUCLT HSBC GIS NOM(UK) PAC AC	510,000	
PRUCLT HSBC GIS NOM(UK) PPL AC	120,000	
	1,428,711	5.01%

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   5.01%

7. Number of shares/amount of stock disposed

   n/a

8. Percentage of issued class

   n/a

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    n/a

11. Date Company informed

    10 July 2007

12. Total following this notification

    1,428,711

13. Total percentage holding of issued class following this notification

    5.01%

14. Any additional information

    Figures are based on shares in issue of 28.503,588

15. Name of contact and telephone number for queries

    See below

16. Name and signature of authorised company official responsible for making this notification

    Jenny Owen
    Company Secretary
    01908 525211
    Date of Notification 10 July 2007

investegate

Bespak PLC - Holding(s) in Company

Bespak PLC
09 July 2007

NOTIFICATION OF MAJOR INTEREST IN SHARES

1. *Name of Company*

   Bespak plc

2. Name of shareholder having a major interest

   Barclays plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non beneficial interest or in the case of a an individual holder if it is a holding of that person's spouse or children under the age of 18

   As in 2 above

4. Name of each of the registered holder(s)and, if more than one holder, the number of shares held by each of them

   Barclays Bank plc
   Barclays Capital Securities Ltd
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private bank and Trust Limited
   Barclays Stockbrokers Ltd
   Gerrard Investnent Management Ltd

   Group Holding 2,673,729

5. Number of shares/amount of stock acquired

   n/a

6. Percentage of issued class

   n/a

7. Number of shares/amount of stock disposed

   211,843

8. Percentage of issued class

   0.743%

9. Class of security

   Ordinary GBP 0.10 shares

10. Date of transaction

    03 July 2007

11. Date Company informed

    09 July 2007

12. Total following this notification

    2,673,729

13. Total percentage holding of issued class following this notification

9.38%

14. Any additional information

Figures are based on shares in issue of 28.503,588

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Jenny Owen
Company Secretary
01908 525211
Date of Notification 09 July 2007

Bespak PLC - Exubera Update

Bespak PLC
27 June 2007

Bespak plc

Exubera Update

Bespak plc (LSE: BPK), a leader in devices for inhaled drug delivery and anaesthesia, today announces that following the slow take-up of Exubera(R) inhaled insulin for diabetes, Nektar Therapeutics and Pfizer have revised their short term forecasts for the inhalation device. As a result Bespak is embarking on a consultation process with its employees involved in the production of the Exubera(R) inhaler. This is expected to produce a significant number of redundancies among the 160 employees engaged in the production of the Exubera(R) inhaler at Bespak's Milton Keynes facility. The costs of the staff reductions are recoverable by Bespak under the terms of its contract with Nektar Therapeutics.

Pfizer has reiterated its belief in the long-term potential of Exubera(R), which is an important breakthrough in the treatment of diabetes, together with its plans to accelerate the uptake of Exubera(R) in 2007 and beyond.

In its trading statement issued on 3 May, Bespak anticipated lower production levels for the Exubera(R) inhaler and referred to uncertainties about sales volumes for this product over the short- to medium-term. Bespak will, however, continue to benefit from its cost plus contract with Nektar, and given this and the favourable outlook for the Company's other products, the Board remains comfortable with the market consensus for the current financial year, which began 1 May 2007.

During the consultation process Bespak will remain in detailed discussions with Nektar on potential strategies to address the short- to medium-term supply issues.

Mark Throdahl, Bespak's CEO, commented:

'In January Bespak announced a goal to double pre-tax profits over the next five years. Despite sales of the Exubera(R) device growing slower than originally anticipated, we remain on track to achieve this goal.'

Bespak announces its full year results on 11 July.

For further information, please contact:

Bespak plc
Mark Throdahl, Chief Executive Tel: +44 (0) 1908 552600
Jonathan Glenn, Group Finance Director

Maitland
Liz Morley or Brian Hudspith Tel: +44 (0) 20 7379 5151

Bespak plc is a leader in medical devices for inhaled drug delivery and anaesthesia. The Group develops drug delivery systems for the pharmaceutical industry and airway management products for hospitals and emergency care settings.

Bespak develops and manufactures metered dose inhaler valves, actuators, compliance aids, dry powder devices, disposable facemasks, breathing circuits, and laryngeal tubes. The Group holds the 2005 Frost & Sullivan Award for Technology Innovation and has facilities in King's Lynn and Milton Keynes in the UK, Indianapolis, Indiana and Kent, Ohio in the US, and Mumbai, India. Bespak is a public company quoted on the full list of the London Stock Exchange (LSE: BPK).

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	07	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	450.		
Nominal value of each share	10p.		
Amount (if any) paid or due on each share (including any share premium)	£3.18.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) MRS PAMELA LONSDALE.	Class of shares allotted	Number allotted
Address 25 GRAFTON ROAD	ORDINARY 10p	450.
REFFLEY ESTATE		
KINGS LYNN UK Postcode PE30 3HA.		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form —

Signed J. M. Owen Date 7. 8. 06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~. ** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J. M. OWEN. C/O BESPAK PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES
MK12 5TS. Tel 01908 · 525211
DX number DX exchange

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

May 10th 2007

Dear Sirs

Re Bespak plc

I refer to the above company and enclose herewith Form 88(2) inrespect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter . I have also enclosed a stamped addressed envelope for the return of the copy.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	05	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10P		
Number allotted	244		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)	£4.24		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): DAVID EVANS	Class of shares allotted	Number allotted
Address: 9 PARK AVENUE, KINGS LYNN	ORDINARY 10P	244
UK Postcode PE30 5NJ		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10. 5. 07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS JENNY OWEN, BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

June 4th 2007

Dear Sirs

Re Bespak plc

I refer to the above company and enclose herewith Form 88(2) inrespect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter . I have also enclosed a stamped addressed envelope for the return of the copy.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

Sec
copy.

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10P		
Number allotted	5,500		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£5.09		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBERS ACCOUNT ID SCHEMES	ORDINARY 10P	5,500
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. McOwen Date 04.06.07.

** A director / secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS JENNY OWEN, BESPAK PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES MK12 5TS Tel 01908 525211
DX number DX exchange

bespak

Bespak plc
Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS,
England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

13th June 2007

Dear Sirs,

Re: Bespak plc

I refer to the above company and enclose herewith Form 88(2) in respect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter in the enclosed stamped addressed envelope.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

bespak

Bespak plc
Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS,
England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

13th June 2007

Dear Sirs,

Re: Bespak plc

I refer to the above company and enclose herewith Form 88(2) in respect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter in the enclosed stamped addressed envelope.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	06	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10p		
Number allotted	580		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
BREWIN NOMINEES LIMITED		
Address		
PARTICIPANT ID 092 MEMBERS ACCOUNT ID SCHEMES	ORDINARY 10p	580
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 13th June 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Jenny Owen, Bespak PLC, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes MK12 5TS
Tel 01908 525211
DX number DX exchange

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

10th July 2007

Dear Sirs,

Re: Bespak plc

I refer to the above company and enclose herewith Form 88(2) in respect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter in the enclosed stamped addressed envelope.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

FRIDAY

File copy.

bespak

Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS, England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

10th July 2007

Dear Sirs,

Re: Bespak plc

I refer to the above company and enclose herewith Form 88(2) in respect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter in the enclosed stamped addressed envelope.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Bespak plc

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	07	2007			

Class of shares (ordinary or preference etc)	Ordinary 10p		
Number allotted	659		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)			

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) ~~BREWIN NOMINEES LIMITED~~ DAVID SMITH.	Class of shares allotted	Number allotted
Address 10 MONTGOMERY WAY, KINGS LYNN ~~PARTICIPANT ID 092 MEMBERS ACCOUNT ID SCHEMES~~ PE30 4YH	Ordinary 10p	659
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 10th July 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Jenny Owen, Bespak PLC, Blackhill Drive, Featherstone Road
Wolverton Mill South, Milton Keynes MK12 5TS
Tel 01908 525211
DX number DX exchange

Name	Address	Number of options exercised	Option price	Sum Received
Miss Silvia Ninan	9 Sanderling Close Bicester OX26 6WK	2320	£3.18	£7377.60

The Company Secretary
BESPAK PLC
Blackhill Drive Featherstone
Road Wolverton Mill South
Milton Keynes
Buckinghamshire MK12 5TS

313

Companies House

Crown Way Cardiff CF14 3U
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 406711/09/28
Date 17th September 2007

2007 Annual Return for Company Number 406711

Your company's 2007 Annual Return is attached to this letter. It shows the information Companies House held on **13th September 2007** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **20th September 2007 the return date**
- Reaches Companies House by **18th October 2007 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £30. Please send a cheque made payable to Companies House with your completed Annual Return.

P.T.

Company Name
BESPAK PLC

363s Annual Return

Companies House

Company Type
Public Limited Company

Company Number
406711
Information extracted from Companies House records on
13th September 2007

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 406711/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Blackhill Drive Featherstone Road Wolverton Mill South Milton Keynes Buckinghamshire MK12 5TS**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code / Description** **3310** **Mfr medical, orthopaedic etc equip** **7415** **Holding companies incl head offices**	**SIC CODE / Description**

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Paul Victor BOUGHTON** **Address** **11 Esher Place Avenue** **Esher** **Surrey** **KT10 8PU** **Date of birth 29/09/1955** **Nationality British** **Occupation Company Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Paul Victor BOUGHTON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **James Lawrence DICK** **Address** **Broomhill** **16A Humber Road** **North Ferriby** **North Humberside** **HU14 3DW** **Date of birth 21/10/1952** **Nationality British** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date James Lawrence DICK ceased to be director (if applicable) __ / __ / ____

Company Number - 406711

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **George Macdonald KENNEDY** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Bespak Plc** **Milton Keynes** **MK12 5TS** **Date of birth** **04/08/1940** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date George Macdonald KENNEDY ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Harris ROBINSON** **Address** **20 Mill Lane** **Elloughton** **Brough** **East Yorkshire** **HU15 1JL** **Date of birth** **22/12/1940** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date John Harris ROBINSON ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 10/	28,540,907	£28,540,907.

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued ______

Aggregate Nominal Value of issued shares ______

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 20/09/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 406711

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature J. M. Owen. (~~Director~~ / Secretary)

Date 02 / 10 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***20/9/2007***

If you are making this return up to an earlier date, please give the date here

20 / 09 / 2007

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **20th September 2008** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
MS. J. M. OWEN

Telephone number *inc code*
01908 525211

Address
BLACKHILL DRIVE, FEATHERSTONE RD
WOLVERTON MILL SOUTH
MILTON KEYNES, BUCKS

DX number *if applicable*

DX exchange

Postcode MK12 5TS.

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Mark Crandall THRODAHL**	Name
	Address **38 Carteret Road** **Allendale** **New Jersey 07401** **Usa**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
		UK Postcode
	Date of birth **30/03/1951**	Date of birth / /
Particulars of a new Director must be notified on form 288a.	**Nationality** **American**	Nationality
	Occupation **Chief Executive**	Occupation
		Date of change / /
		Date Mark Crandall THRODAHL ceased to be director (if applicable) / /

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Dr Peter John FELLNER** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Vernalis Plc, Oakdene Court** **613 Reading Road** **Winnersh** **Berkshire** **RG41 5UA** **Date of birth** **31/12/1943** **Nationality** **British** **Occupation** **Company Director**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode Date of birth / / Nationality ________ Occupation ________ Date of change / / Date Dr Peter John FELLNER ceased to be director (if applicable) / /
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Jonathan Martin GLENN BA** **Address** **42 Hazel Road** **Park Street** **St Albans** **Hertfordshire** **AL2 2AJ** **Date of birth** **13/11/1968** **Nationality** **British** **Occupation** **Finance Director**	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode Date of birth / / Nationality ________ Occupation ________ Date of change / / Date Jonathan Martin GLENN BA ceased to be director (if applicable) / /

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Jennifer Margaret OWEN** **Address** **138 Clarence Road** **St. Albans** **Hertfordshire** **AL1 4NW**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Jennifer Margaret OWEN ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Christopher BANKS** **Address** **Copyhold** **Lock Lane** **Partridge Green** **West Sussex** **RH13 8EF** **Date of birth** **04/03/1950** **Nationality** **British** **Occupation** **Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date John Christopher BANKS ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept;
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries.

YOU CANNOT USE THIS FORM TO INFORM US OF:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

PLEASE MAKE SURE:

- ***All the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;***
- ***That you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided;***
- ***That the aggregate issued nominal capital in section 3 is completed correctly (if applicable).***

FILING YOUR ANNUAL RETURN ON-LINE

You can use our WebFiling service to file your annual return on-line at half the cost of filing on paper.* The service features in-built checks to help ensure that your information is right first time and avoid rejection. Register free of charge at: **www.companieshouse.gov.uk.**

*The Annual Return 363s cannot be filed on-line for a minority of companies. For detail click on 'exceptions' on the WebFiling Welcome Page.

Locations Of Companies House Offices

CARDIFF	LONDON	EDINBURGH
Crown Way, Cardiff	21 Bloomsbury Street, London	37 Castle Terrace, Edinburgh
CF14 3UZ	WC1B 3XD	EH1 2EB

For all Enquiries and Information please call our Contact Centre on:

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552600 F: +44 (0) 1908 552613

Companies House
Crown Way
Cardiff
CF14 3UZ

4 October 2007

Dear Sirs,

Re: Company Registration Number 406711 Consort Medical plc (formerly Bespak plc)

I refer to the above company and enclose a copy of the resolutions passed at the AGM on 26th September 2006 before the change of name of the Company to Consort Medical plc.

A copy of the amended Articles of Association will follow shortly.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel

WEDNESDAY
AUC65TO8
A31 10/10/2007 534
COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1,464.		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	11	2007			

Class of shares (ordinary or preference etc)	ORDINARY.		
Number allotted	1,464.		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) STEVEN TAIT	Class of shares allotted	Number allotted
Address 11 CHINGLE CROFT, EMERSON VALLEY, MILTON KEYNES, MK4 2HR	ORDINARY	1,464.
UK Postcode MK4 2HR.		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J. M. Owen. Date 8·11·07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN. CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES
MK12 5TS Tel 01908 525211
DX number DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): STEVEN TAIT Address: 11 CHINGLE CROFT, EMERSON VALLEY MILTON KEYNES, MK4 2HR UK Postcode MK4 2HR.	Class of shares allotted: ORDINARY	Number allotted: 1,464.
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Owen. Date 8·11·07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN. CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES
MK12 5TS Tel 01908 525244
DX number DX exchange

The Registry
34 Beckenham Road
Beckenham
Kent. BR3 4TU

By fax 020 8639 2487 & by post

Dear Alexis

Allotment of Shares:8th November 2007

There follows a copy of minutes confirming the allotment of shares to the individual listed in the attached schedule on the exercise of his options under the Bespak Share Save Scheme Please would you register the shareholding and issue a share certificate as soon as possible. The registration details for the individuals are set out in the schedule.

If you have any queries regarding these instructions please contact me.

Yours sincerely

Jenny Owen
General Counsel & Company Secretary

DATE,TIME	08/11 14:09
FAX NO./NAME	902086392487
DURATION	00:00:26
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

TIME : 08/11/2007 14:09
NAME : BESPAK
FAX : 01908552564
TEL : 01908552600
SER.# : 000H6J453681

TRANSMISSION VERIFICATION REPORT

Consort Medical

Blackhill Drive, Featherstone Road. Wolverton Mill Sout
Milton Keynes, Bucks MK12 5TS
T· +44 (0) 1908 552600 F· +44 (0) 1908 552613

Companies House
Crown Way
Cardiff
CF14 3UZ

November 8th 2007

Dear Sirs,

Bespak plc Company Registration Number 406711

I refer to the above company and enclose herewith Form 88(2) in respect of the allotment of 1,464 shares.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope also attached for this purpose.

Yours faithfully

Jenny Owen
Company Secretary.

Name	Address	Price per share	Number of shares
Steven Tait	11 Chingle Croft, Emerson Valley, Milton Keynes MK 4 2HR	£4.34	1,464

Name	Address	Price per share	Number of shares
Steven Tait	11 Chingle Croft , Emerson Valley, Milton Keynes MK 4 2HR	£4.34	1,464

CONSORT MEDICAL PLC

Minutes of a Meeting of the Administration Committee held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Thursday 8 November 2007 at 2.30 p.m.

Present: **Mr Jon Glenn (Chairman)**
Ms Jenny Owen

1. Mr Glenn took the chair and noted that a quorum was present.

2. **Bespak plc Savings Related Share Option Scheme**

The Chairman reported that a certain ex employee participating in the Sharesave Scheme contract entered into in 2005 had now chosen to exercise his options over Ordinary Shares in the Company at a price of £4.34 per share. The Chairman reported that the total number of shares represented by such option totalled 1,464 shares.

Exercise documentation completed pursuant to the rules of the Bespak plc Savings Related Share Option Scheme by the participant listed in the attached schedule was produced to the meeting. A cheque in the sum of £6,353.76 in respect of the 1,464 shares had been received and credited to the Company's bank account, which represented subscription monies in respect of 1,464 shares.

IT WAS RESOLVED THAT one thousand four hundred and sixty four (1,464) Ordinary Shares of 10p each be issued and allotted in accordance with the attached schedule at the subscription price of £4.34 per share.

It was noted that the balance of the block listing of shares with the London Stock Exchange, held for the purpose of share option exercises, was sufficient to enable the shares issued to be listed.

3. There being no further business the meeting terminated.

____
Chairman

CONSORT MEDICAL PLC

Minutes of a Meeting of the Administration Committee held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Thursday 8 November 2007 at 2.30 p.m.

Present: **Mr Jon Glenn (Chairman)**
Ms Jenny Owen

1. Mr Glenn took the chair and noted that a quorum was present.

2. **Bespak plc Savings Related Share Option Scheme**

The Chairman reported that a certain ex employee participating in the Sharesave Scheme contract entered into in 2005 had now chosen to exercise his options over Ordinary Shares in the Company at a price of £4.34 per share. The Chairman reported that the total number of shares represented by such option totalled 1,464 shares.

Exercise documentation completed pursuant to the rules of the Bespak plc Savings Related Share Option Scheme by the participant listed in the attached schedule was produced to the meeting. A cheque in the sum of £6,353.76 in respect of the 1,464 shares had been received and credited to the Company's bank account, which represented subscription monies in respect of 1,464 shares.

IT WAS RESOLVED THAT one thousand four hundred and sixty four (1,464) Ordinary Shares of 10p each be issued and allotted in accordance with the attached schedule at the subscription price of £4.34 per share.

It was noted that the balance of the block listing of shares with the London Stock Exchange, held for the purpose of share option exercises, was sufficient to enable the shares issued to be listed.

3. There being no further business the meeting terminated.

____
Chairman

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill Sout
Milton Keynes, Bucks MK12 5TS
T +44 (0) 1908 552600 F +44 (0) 1908 552613

8th November 2007

Alexis Stafford
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent. BR3 4TU

By fax 020 8639 2487 & by post

Dear Alexis

Allotment of Shares:8th November 2007

There follows a copy of minutes confirming the allotment of shares to the individual listed in the attached schedule on the exercise of his options under the Bespak Share Save Scheme Please would you register the shareholding and issue a share certificate as soon as possible. The registration details for the individuals are set out in the schedule.

If you have any queries regarding these instructions please contact me.

Yours sincerely

Jenny Owen
General Counsel & Company Secretary

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill Sout
Milton Keynes, Bucks MK12 5TS
T· +44 (0) 1908 552600 F· +44 (0) 1908 552613

8th November 2007

Alexis Stafford
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent. BR3 4TU

By fax 020 8639 2487 & by post

Dear Alexis

Allotment of Shares:8th November 2007

There follows a copy of minutes confirming the allotment of shares to the individual listed in the attached schedule on the exercise of his options under the Bespak Share Save Scheme Please would you register the shareholding and issue a share certificate as soon as possible. The registration details for the individuals are set out in the schedule.

If you have any queries regarding these instructions please contact me.

Yours sincerely

Jenny Owen
General Counsel & Company Secretary

Owen, Jennifer

From: Leeder, Colin
Sent: 08 November 2007 12:46
To: Owen, Jennifer
Subject: RE: share cap

Jenny,

1. I can confirm we have sufficient room for the shares to be exercised
2. I agree the issued share capital at 28,542,737 shares

regards

Colin Leeder
Group Financial Controller
Consort Medical plc
T: 01553 693621
colin.leeder@bespak.com

From: Owen, Jennifer
Sent: 08 November 2007 12:26
To: Leeder, Colin
Subject: share cap

Colin, Victoria has given me papers relating to a share save exercise in respect of 1,464 shares at £4.34 by Steven Tait. Please would you confirm that there is sufficient in our Block Listing to allow this.
I will thus make our share capital 28,542,737. Do you agree?

Kind regards,
Jenny

Jenny Owen
Company Secretary & General Counsel
Consort Medical plc
Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, MK12 5TS
t:+44 (0) 1908 525211 f:+44 (0) 1908 552664

File sec

Companies House
Crown Way
Cardiff
CF 14 3UZ

September 3rd 2007

Dear Sirs, re Bespak plc company number 406711

I refer to the above company and enclose form 88(2)in respect of a recent allotment of 36,660 shares following an exercise of share options .

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope also enclosed for this purpose.

Yours faithfully,

Jenny Owen
Company Secretary

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	09	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10P		
Number allotted	36,660		
Nominal value of each share	10P		
Amount (if any) paid or due on each share (including any share premium)	£5.05		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LTD. Address PARTICIPANT I D 092 MEMBERS' ACCOUNT ID SCHEMES UK Postcode	Class of shares allotted ORDINARY 10P	Number allotted 36,660
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03.09.07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J. M. OWEN. SEPAN PLC, BLACKHILL DRIVE
FEATHERSTONE ROAD, WOLVERTON MILL SOUTH
MILTON KEYNES BUCKS MK12 5TS
Tel 01942 525211
DX number DX exchange

Companies House
Crown Way
Cardiff
CF 14 3UZ

September 3rd 2007

Dear Sirs, re Bespak plc company number 406711

I refer to the above company and enclose form 88(2)in respect of a recent allotment of 36,660 shares following an exercise of share options .

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope also enclosed for this purpose.

Yours faithfully,

Jenny Owen
Company Secretary

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 406711

Company name in full: BESPAK PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	09	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10P.		
Number allotted	36,660		
Nominal value of each share	10P.		
Amount (if any) paid or due on each share (including any share premium)	£5.05		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) BREWIN NOMINEES LTD.	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBERS' ACCOUNT ID SCHEMES	ORDINARY 10P	36,660
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03.09.07.

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS J. M. OWEN. SELFAU PLC. BLACKHILL DRIVE

FEATHERSTONE ROAD, WOLVERTON MILL SOUTH

MILTON KEYNES BUCKS MK12 5TS Tel 01992 525211

DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill Sout
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552600 F: +44 (0) 1908 552613

Companies House
Crown Way
Cardiff
CF14 3UZ

November 8th 2007

Dear Sirs,

Bespak plc Company Registration Number 406711

I refer to the above company and enclose herewith Form 88(2) in respect of the allotment of 1,464 shares.

Please would you acknowledge receipt by stamping and returning the attached copy of this letter using the stamped addressed envelope also attached for this purpose.

Yours faithfully

Jenny Owen
Company Secretary.

FRIDAY

bespak

KING SYSTEMS
CORPORATION

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South.
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552600 F: +44 (0) 1908 552613

Companies House
Crown Way
Cardiff
CF14 3UZ

Your Reference DEB/00406711/CD26

October 15 2007

Dear Sirs

Re Consort Medical plc Company number 406711

I refer to your kind letter of 8th October and enclose the Annual Report of the above company together with a cd of the list of shareholders. I have made the changes required to the Annual Return.

I enclose s stamped addressed envelope for the return of the attached copy of this letter to be returned to me by way of acknowledgment of receipt.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel
Consort Medical plc

FRIDAY

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	406711
Company name in full	CONSORT MEDICAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	10	2007			

Class of shares (ordinary or preference etc)	ORDINARY 10p		
Number allotted	366		
Nominal value of each share	10p		
Amount (if any) paid or due on each share (including any share premium)	£4.34.		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): MRS LINDSAY MILES Address: THE END, COMMON LANE, TROSTON, BURY ST EDMUNDS SUFFOLK IP31 1EY. UK Postcode	ORDINARY 10P.	366
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: –

Signed [signature] Date 31.10.07

**A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MS. J. M. OWEN · CONSORT MEDICAL PLC
BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES MK12 5TS
Tel 01908 525211
DX number DX exchange

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552660 F: +44 (0) 1908 552613

Companies House
Crown Way
Cardiff
CF14 3UZ

30th October 2007

Dear Sirs,

Re: Consort Medical plc

I refer to the above company and enclose herewith Form 88(2) in respect of a recent allotment of shares. Please would you acknowledge receipt by signing and returning the attached copy of this letter in the enclosed stamped addressed envelope.

Yours faithfully

Jenny Owen
Company Secretary and General Counsel
Consort Medical plc

Consort Medical

Blackhill Drive, Featherstone Road, Wolverton Mill South,
Milton Keynes, Bucks MK12 5TS
T: +44 (0) 1908 552600 F: +44 (0) 1908 552613

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

4th October 2007

Dear Sirs

Subject: Bespak plc - Change of Name to Consort Medical plc

This is to inform you that with effect from the date above the name of Bespak plc has been changed to Consort Medical plc following approval at the Company's AGM on 26th September for the said name change.

I enclose a copy of the Certificate of Incorporation on Change of Name.

Please would you acknowledge receipt of this letter by signing and returning the copy of this letter enclosed with an attached stamped addressed envelope for such purpose.

Yours faithfully,

Jenny Owen
Company Secretary and General Counsel

Enc.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From 26 April 2007 to 25 October 2007

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **11,141**

5. Number of shares issued/allotted under scheme during period: **Nil**

6. Balance under scheme not yet issued/allotted at end of period: **11,141**

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: **50,000 Ordinary shares on 25 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **28,540,907**

Contact for queries: **Jenny Owen**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Jenny Owen, Company Secretary**

Telephone: **01908 525211**

For more information on the Bespak Group please visit our Website at www.Bespak.com

bespak

Bespak plc
Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes,
MK12 5TS,
England

T: +44 (0) 1908 552600
F: +44 (0) 1908 525260

Companies House
Crown Way
Cardiff
CF14 3UZ

2 October 2007

Dear Sirs,

Re Bespak plc
Company number 406711

I refer to the above company and attach the Annual Return for the Company made up to 20 September 2007. I also enclose a cheque in the sum of £30 representing the fee due thereon, and a cd containing a list of shareholders as at the date to which the Annual Return for the Company has been made up.

Please would you stamp and return the attached copy of this letter to acknowledge receipt. I enclose a stamped addressed envelope for this purpose.

Yours faithfully

Jenny Owen
Company Secretary and General Counsel
Bespak plc

WEDNESDAY

END